Exhibit 99.2

PRESS RELEASE

FIRST HALF OF FISCAL YEAR 2025 UNAUDITED FINANCIAL RESULTS

SINGAPORE, December 23, 2025 (GLOBE NEWSWIRE) -- Davis Commodities Limited (Nasdaq: DTCK) (the "Company" or "Davis Commodities"), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced its financial results for the six months ended June 30, 2025.

Ms. Li Peng Leck, Executive Chairperson and Executive Director of Davis Commodities, commented, “Our performance is shaped by fluctuations in commodity prices and shipping costs. We view certain unfavorable circumstances as transient. Through our well-established logistics supply chain, our goal is to alleviate the effects of these fluctuations. Moreover, we are committed to broadening our market presence, not only by reinforcing our market shares in the existing markets but also by considering venturing into new territories in an effort to expand our market share and reduce regional risks. Additionally, we intend to leverage the longstanding relationships we have with our business partners to capitalize on opportunities in emerging markets.”

First Half of Fiscal Year 2025 Financial Highlights

•	Revenue was $95.0 million for the six months ended June 30, 2025, compared to $66.9 million for the same period of the last fiscal year.
•	Gross profit was $2.6 million for the six months ended June 30, 2025, compared to $2.9 million for the same period of the last fiscal year.
•	Loss from operations was $0.2 million for the six months ended June 30, 2025, which decreased by 116.6% from $1.1 million for the same period of the last fiscal year.
•	Net income was $0.04 million for the six months ended June 30, 2025, which decreased by 96.9% from $1.3 million for the same period of the last fiscal year.
•	Basic and diluted earnings per share were $0.01 for the six months ended June 30, 2025, compared to $0.05 for the same period of the last fiscal year.

Revenue

Total revenue was $95.0 million for the six months ended June 30, 2025, which increased by 42.11% from $66.9 million for the same period of the last fiscal year. This increase was mainly attributable to a increase in demand for liquid sugar from our customers, compared to the same corresponding period.

	For the Six Months Ended June 30,
	2024 (US$’000)			2025 (US$’000)
($ thousands)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sale of sugar	44,891	43,760	2.5%	60,772	59,851	1.5%
Sale of rice	13,964	12,965	7.2%	19,732	18,833	4.6%
Sale of oil and fat products	8,021	7,234	9.8%	14,519	13,714	5.5%
Sale of others	-	-	-	13	8	38.5%
Total	66,876	63,959	4.4%	95,036	92,406	2.8%

•	Revenue from sales of sugar was $60.8 million for the six months ended June 30, 2025, which increased by 35.4% from $44.9 million for the same period of the last fiscal year. The increase was mainly due to stronger sales of liquid sugar in the China market and higher demand for Brazilian sugar from the Africa region.

•	Revenue from sales of rice was $19.7 million for the six months ended June 30, 2025, which increased by 41.3% from $14.0 million for the same period of the last fiscal year. The increase was mainly attributable to market development efforts in the Africa region, as well as lower rice prices from the end of last year to mid-2025, which encouraged higher sales volume.

•	Revenue from sales of oil and fat products was $14.5 million for the six months ended June 30, 2025, which increased by 81.0% from $8.0 million for the same period of the last fiscal year. The increase was primarily due to lower oil prices during the first half of 2025, which stimulated demand and sales growth.

•	Revenue from sales of others was $0.01 million for the six months ended June 30, 2025, compared to nil for the same period of the last fiscal year. The sale of others represented random sales of creamer based on customer requests and orders.

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A breakdown of revenue in terms of geographic regions for the six-month periods ended June 30, 2024 and 2025 is summarized below:

	For the six months ended June 30, (US$’000)
($ thousands)	2024	%	2025	%	Variance	Change (%)
Africa	$40,112	60.0	$66,162	69.6	26,050	64.9
China	5,762	8.6	15,232	16.0	9,470	164.4
Vietnam	2,734	4.1	1,252	1.3	(1,482)	(54.2)
Thailand	8,662	13.0	1,589	1.7	(7,073)	(81.7)
Singapore	4,923	7.4	4,825	5.1	(98)	(2.0)
Other countries	4,683	7.0	5,976	6.3	1,293	27.6
Total revenue	$66,876	100.0	$95,036	100.0	28,160	42.1

•	Revenue from Africa was $66.2 million for the six months ended June 30, 2025, which increased by $26.1 million, or 64.9%, from $40.1 million for the same period of the last fiscal year. The growth was primarily due to the Company’s continued market development efforts and successful engagement of new customers, particularly in the West and East African regions. These initiatives expanded the customer base and strengthened the Company’s market presence.

•	Revenue from the China was $15.2 million for the six months ended June 30, 2025, which rose significantly by $9.5 million, or 164.4%, from $5.8 million for the same period of the last fiscal year. The sharp increase was mainly attributed to the Company’s growing market share in liquid sugar, which continues to gain traction among food and beverage manufacturers in China. The Company also benefited from improved supply chain efficiency and strong customer retention in this segment.

•	Revenue from Vietnam was $1.3 million for the six months ended June 30, 2025, which decreased by $1.5 million, or 54.2%, from $2.7 million for the same period of the last fiscal year. The decrease was primarily due to regulatory changes following China’s ban on premix sugar imports from Vietnam in March 2025.

•	Revenue from Thailand was $1.6 million for the six months ended June 30, 2025, which decreased sharply by $7.1 million, or 81.7%, from $8.7 million for the same period of the last fiscal year. The decrease was mainly due to regulatory changes following China’s ban on premix sugar imports from Thailand effective December 2024, which significantly affected trading activities.

•	Revenue from Singapore was $4.8 million for the six months ended June 30, 2025, which decreased slightly by $0.1 million, or 2.0%, from $4.9 million for the same period of the last fiscal year. The Company’s local operations remained relatively stable, supported by steady customer demand in its home market.

•	The overall global prices and regulatory changes can significantly impact the revenue.

Cost of Revenue

Cost of revenue was $92.4 million for the six months ended June 30, 2025, which increased by 44.5% from $64.0 million for the same period of the last fiscal year. The increase was primarily due to the increased in revenue as described above, which was contributed by higher demand for the Company’s sugar, rice and oil products from customers.

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Gross Profit and Gross Margin

Gross profit was $2.6 million for the six months ended June 30, 2025, which decreased by 9.8% from $2.9 million for the same period of the last fiscal year. Sugar prices held relatively firm during the period; however, rising purchase and transportation costs compressed margins, leading to a decrease in gross profit despite continued demand strength. Global supply for rice hit record highs, pushing prices down. Many traders still held older, higher-cost inventories, and logistics and packaging costs stayed elevated, which leading to narrower profit margins even though raw rice costs weren’t rising. Production of oils and fats products increased and demand softened, causing weaker selling prices while increased in upstream costs has narrowing the margin.

Overall gross margin was 2.8% for the six months ended June 30, 2025, compared to 4.4% for the same period of the last fiscal year. Although sales volume increased, gross profit and gross margin decreased as higher raw material and logistics costs were not fully passed on to customers. Lower selling prices for rice and oils and fats products further squeezed margins, resulting in a decline in overall profitability despite revenue growth.

Operating Expenses

Operating expenses were $2.8 million for the six months ended June 30, 2025, which decreased by 57.9% from $1.8 million for the same period of the last fiscal year.

•	Selling and marketing expenses were $0.8 million for the six months ended June 30, 2025, which increased by 92.5% from $0.4 million for the same period of the last fiscal year. The increase was primarily due to increase in sales commissions payable arising from the increase in revenue, along with business developments cost and the amortization of prepaid consultancy fees.

•	General and administrative expenses were $2.0 million for the six months ended June 30, 2025, representing an increased of 46.6% from $1.3 million for the same period of the last fiscal year. The increase was mainly attributable to higher legal and professional fees incurred in connection with additional regulatory filings and fees paid to external consultants for listed-company and capital market advisory services, amounting to approximately $0.5 million. In addition, the Company recorded approximately US$0.2 million in impairment losses, primarily relating to provision of expected credit loss, reflecting a more prudent assessment of credit risk during the period.

Other Income and Interest Expense

Other income was $0.4 million for the six months ended June 30, 2025, which decreased by 27.8% from $0.6 million for the same period of the last fiscal year. The decrease in other income was mainly attributable to the absence of ECL reversals and a reduction in government grants recognized during the year. This was partially mitigated by write-back of trade credit balances no longer payable.

Interest expense was $0.2 million for the six months ended June 30, 2025, which increased by 113.3% from $0.1 million for the same period of last fiscal year. The increase was mainly as a result of interest and associated charges from newly activated bank facilities that began at the beginning of the year.

Profit before Tax and Income Tax Expense

Profit before tax was $0.04 million for the six months ended June 30, 2025, which decreased by 96.9% from $1.6 million for the same period of the last fiscal year. Correspondingly, income tax was nil for the six months ended June 30, 2025, which decreased by $0.3 million from $0.3 million for the same period of last fiscal year.

Net Income

Net income was $0.04 million for the six months ended June 30, 2025, which decreased by 96.9% from $1.3 million for the same period of last fiscal year.

Basic and diluted earnings per share were $0.002 for the six months ended June 30, 2025, compared to $0.05 for same period of the last fiscal year.

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Financial Condition

As of June 30, 2025, the Company had cash and cash equivalents of $1.7 million, compared to $0.7 million as of December 31, 2024.

Net cash used by operating activities was $2.3 million for the six months ended June 30, 2025. The cash outflow from operating activities primarily reflected (i) non-cash adjustments of approximately $0.1 million, mainly comprising depreciation of property, plant and equipment, unrealized gain on derivative contracts, allowance for credit losses for accounts receivable, unpaid interest expenses and interest income, and (ii) changes in working capital that resulted in a net outflow of approximately $2.3 million. The movements in working capital were mainly due to a significant increase in accounts payable and accruals of $17.4 million, partially offset by an increase in accounts and other receivable of $20.0 million, as well as a decrease in inventories and increase in margin call amounting to $0.2 million and $0.2 million, respectively.

Net cash used in investing activities was $0.001 million for the six months ended June 30, 2025, primarily attributable to the purchase of property, plant and equipment.

Net cash provided by financing activities was $3.3 million for the six months ended June 30, 2025. The cash inflows were mainly contributed by new bank borrowings of $12.6 million and proceeds from a related party of $0.4 million, partially offset by repayment of bank borrowings of $9.1 million, repayment of amount due to related parties of $0.6 million, and principal payments on finance lease liabilities.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the six months ended June 30, 2025. For more information, please visit the Company’s website: ir.daviscl.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Celestia Investor Relations

Dave Leung
Phone: +852 9494-3413
Email: investors@celestiair.com

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